UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 20, 2008

Commission File Number: 000-30134

CDC Corporation

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

33/F Citicorp Centre

18 Whitfield Road

Causeway Bay

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
  ☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   ☐ Yes   ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit	Description

1.01	Press release dated March 20, 2008 CDC Corporation to Amend Form 20-F Annual Report for 2006 to Correct Segment Footnote Disclosure

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: March 20, 2008	By:	/s/ Michael Latimore
	Name:	Michael Latimore
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

1.01	Press release dated March 20, 2008 CDC Corporation to Amend Form 20-F Annual Report for 2006 to Correct Segment Footnote Disclosure